tab sportsbet

NRL

the bigger better game

7 March 2007

TAB Sportsbet and NRL enter into exclusive sponsorship agreement

TAB Sportsbet has announced an exclusive three-year sponsorship agreement with the National Rugby League.

Australia's premier gambling and entertainment group, Tabcorp, confirmed the agreement today, which will make TAB Sportsbet the only betting agency recognised as an Official NRL Sponsor.

TAB Sportsbet is the only sportsbetting operator licensed in every Australian state and territory. With its unrivalled access to every Australian TAB, PubTAB and ClubTAB facility, TAB Sportsbet is in a unique position to meet the game's widespread supporter base.

The agreement gives TAB Sportsbet the right to use the NRL's intellectual property to promote betting on the game and provide customers with the latest footy betting news and information.

Tabcorp's Chief Executive Australian Business, Elmer Funke Kupper, said customers enjoy having a bet on Rugby League games and this exclusive agreement further proves why TAB Sportsbet is the market leader for wagering on the NRL.

"This is an exciting partnership between TAB Sportsbet and the NRL. TAB Sportsbet is delighted to get behind the NRL and help grow the game around Australia," Mr Funke Kupper said.

"With the enormous interest in sportsbetting around Australia, it is becoming increasingly important for customers to have access to all the latest information whether, in TAB retail outlets or by logging on to www.tabsportsbet.com.au," he said.

"TAB Sportsbet customers are also media savvy and they will find getting all the latest NRL news, data and information from our website an added service when placing their bets.

"Footy fans can be assured that when they have a bet on the NRL with TAB Sportsbet, they are using a network that offers the highest levels of integrity and the product offering has come with the acceptance of the sport's ruling body."

The National Rugby League's Chief Executive, David Gallop, commented that the NRL was pleased with the agreement.

Mr Gallop said: "TAB Sportsbet has been a commercial partner in the game for some time but this agreement elevates them to a new level as an official sponsor, while also recognising the growing importance of Rugby League.

"Importantly it also supports the principle that sports deserve to receive a commercial return from their events and an input into any sort of betting activities that take place.

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"It will deliver greater transparency across betting activity and provide a positive financial return across all levels of the game."

The sponsorship agreement runs for a three-year period, beginning at the start of the 2007 season.

For more information, please contact:

Elise Sullivan
Media Relations Manager – Tabcorp
(03) 9868 2326 or 0438 308 643

John Brady
Director of Media and Communications NRL
(02) 9339 8524 or 0408 881 222

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